October 14, 2014
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 29, 2014
Form 6-K Furnished May 1, 2014
File No. 001-12518

Dear Ms. Hayes:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), we acknowledge receipt by Santander of the letter dated September 30, 2014 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F and Form 6-K of Santander.

Santander is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander, we respectfully request a 10 business day extension of time to respond to the Comment Letter to October 29, 2014.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld cc:
José Antonio Álvarez